The information in this preliminary pricing supplement is not complete and may be changed. We may not deliver these notes until a final pricing supplement is delivered. This preliminary pricing supplement and the accompanying prospectus and product supplement do not constitute an offer to sell these notes and we are not soliciting an offer to buy these notes in any state where the offer or sale is not permitted.

Subject to Completion, Preliminary Pricing Supplement dated April 29, 2016

PROSPECTUS Dated February 16, 2016 PROSPECTUS SUPPLEMENT Dated November 19, 2014	Pricing Supplement No. 896 to Registration Statement No. 333-200365 Dated May , 2016 Rule 424(b)(2)

STRUCTURED INVESTMENTS Opportunities in Currencies

$

Leveraged Currency-Linked Notes due June , 2017 and August , 2017

Principal at Risk Securities

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the U.S. dollar relative to the euro, as measured by the specific currency return formula described below, from the trade date to and including the determination date (expected to be between 13 and 15 months after the trade date). The exchange rate is expressed as the number of U.S. dollars needed to buy one euro. An increase in the exchange rate means that the U.S. dollar has depreciated relative to the euro such that it takes more dollars to purchase one euro. Conversely, a decrease in the exchange rate means that the U.S. dollar has appreciated relative to the euro such that it takes fewer dollars to purchase one euro. By purchasing the notes, you are taking the view that the currency return on the determination date will be positive, which means that the final exchange rate (as described below) will be lower than the initial exchange rate (i.e. it will take fewer dollars to purchase one euro at the final exchange rate than at the initial exchange rate). If the currency return is positive or zero, you will receive $1,000 plus $1,000 times the upside participation rate (to be set on the trade date and expected to be between 125% and 140%) times the currency return, resulting in a maximum payment at maturity of between $2,250 and $2,400. However, if the currency return is negative (the number of dollars required to purchase one euro on the determination date is greater than the number of dollars required to purchase one euro on the trade date), the return on your notes will be negative. You could lose your entire investment in the notes. The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

To determine your payment at maturity, we will calculate the currency return, which is the quotient of (i) the initial exchange rate minus the final exchange rate divided by (ii) the initial exchange rate, expressed as a percentage. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the currency return is positive or zero, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate (expected to be between 125% and 140%) times (c) the currency return; or

●	if the currency return is negative, the sum of (i) $1,000 plus (ii) the product of the currency return times $1,000, subject to a minimum payment at maturity of $0.

If the currency return is negative (the number of dollars required to purchase one euro on the determination date is greater than the number required to purchase one euro on the trade date), you will lose some or all of your investment.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value on the trade date will be approximately $985.10 per note, or within $15.10 of that estimate. See “Estimated Value” on page 2.

	Price to public	Agent’s commissions(1)	Proceeds to issuer(2)
Per note	$1,000	$9.30	$990.70
Total	$	$	$

(1) Morgan Stanley & Co. LLC (“MS & Co.”) will sell all of the notes that it purchases from us to an unaffiliated dealer. The price to public will be 99.07% for certain investors; see “Summary Information — Supplemental information regarding plan of distribution; conflicts of interest” on page 7. Investors that purchase and hold the notes in fee-based accounts may be charged fees based on the amount of assets held in those accounts, including the notes.

(2) See “Summary Information—Use of proceeds and hedging” beginning on page 5.

The notes involve risks not associated with an investment in ordinary debt securities. See “Risk Factors” beginning on page 12.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these notes, or determined if this document or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Key Terms” on page 3.

MORGAN STANLEY

About Your Prospectus

The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program. This prospectus includes this preliminary pricing supplement and the accompanying documents listed below. This preliminary pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●   Prospectus dated February 16, 2016

●   Prospectus Supplement dated November 19, 2014

The information in this preliminary pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

ESTIMATED VALUE

The Original Issue Price of each note is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the notes, which are borne by you, and, consequently, the estimated value of the notes on the Trade Date will be less than $1,000. We estimate that the value of each note on the Trade Date will be approximately $985.10 or within $15.10 of that estimate. Our estimate of the value of the notes as determined on the Trade Date will be set forth in the final pricing supplement.

What goes into the estimated value on the Trade Date?

In valuing the notes on the Trade Date, we take into account that the notes comprise both a debt component and a performance-based component linked to the Exchange Rate (as defined herein). The estimated value of the notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the Exchange Rate, instruments based on the Exchange Rate, volatility and other factors including current and expected interest rates, as well as an interest rate related to our secondary market credit spread, which is the implied interest rate at which our conventional fixed rate debt trades in the secondary market.

What determines the economic terms of the notes?

In determining the economic terms of the notes, including the Upside Participation Rate, we use an internal funding rate, which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more of the economic terms of the notes would be more favorable to you.

What is the relationship between the estimated value on the Trade Date and the secondary market price of the notes?

The price at which MS & Co. purchases the notes in the secondary market, absent changes in market conditions, including those related to the Exchange Rate, may vary from, and be lower than, the estimated value on the Trade Date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Exchange Rate, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the notes, and, if it once chooses to make a market, may cease doing so at any time.

SUMMARY INFORMATION

The Leveraged Currency-Linked Notes, which we refer to as the notes, are unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying prospectus supplement and prospectus, as supplemented or modified by this document. The notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Capitalized terms used but not defined herein have the meanings assigned to them in the accompanying prospectus supplement and prospectus. All references to “Cash Settlement Amount,” “Determination Date,” “Face Amount,” “Original Issue Price,” “Stated Maturity Date,” “Trade Date,” “Currency Return” and “Upside Participation Rate” herein shall be deemed to refer to “payment at maturity,” “valuation date,” “stated principal amount,” “issue price,” “maturity date,” “pricing date,” “currency performance” and “leverage factor,” respectively, as used in the accompanying prospectus supplement.

If the terms described herein are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described herein shall control.

Key Terms

Issuer: Morgan Stanley

Exchange Rate: the USD/EUR exchange rate, expressed as the number of U.S. dollars needed to buy one euro. An increase in the Exchange Rate means that the U.S. dollar has depreciated relative to the euro, such that it takes more dollars to purchase one euro. Conversely, a decrease in the Exchange Rate means that the U.S. dollar has appreciated relative to the euro, such that it takes fewer dollars to purchase one euro. By purchasing the notes, you are taking the view that the Currency Return on the Determination Date will be positive, which means that the Final Exchange Rate (as described below) will be lower than the Initial Exchange Rate (i.e. it will take fewer dollars to purchase one euro at the Final Exchange Rate than at the Initial Exchange Rate).

Specified currency: U.S. dollars (“$”)

Face Amount: Each note will have a Face Amount of $1,000; $ in the aggregate for all the notes; the aggregate Face Amount of notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the notes on a date subsequent to the date hereof.

Denominations: $1,000 and integral multiples thereof

Purchase at amount other than Face Amount: The amount we will pay you on the Stated Maturity Date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to the Face Amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at the Face Amount. See “Risk Factors—If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected” beginning on page 13 of this document.

Cash Settlement Amount: For each $1,000 Face Amount of notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

●	if the Currency Return is positive or zero, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Upside Participation Rate times (c) the Currency Return; or

●	if the Currency Return is negative, the sum of (i) $1,000 plus (ii) the product of the Currency Return times $1,000, subject to a minimum payment at maturity of $0.

You will lose some or all of your investment at maturity if the Currency Return is negative (i.e., the number of dollars required to purchase one euro on the Determination Date is greater than the number of dollars required to purchase one euro on the Trade Date).

Initial Exchange Rate (to be set on the Trade Date): The Exchange Rate on the Trade Date, as determined by the Calculation Agent.

Final Exchange Rate: With respect to the Determination Date, the Exchange Rate on such date, as determined by the Calculation Agent; provided that if such date is not a Currency Business Day, the Final Exchange Rate will be the Exchange Rate on the immediately preceding Currency Business Day.

Exchange Rate: On any Currency Business Day, the rate for conversion of the U.S. dollars into euros (expressed as the number of U.S. dollars per unit of euro) as determined by reference to the rate displayed on the applicable Reference Source on such Currency Business Day, as determined by the Calculation Agent; provided that if (i) no such rate is displayed on the applicable Reference Source for such day or (ii) the Calculation Agent determines in good faith that the rate so displayed on the applicable Reference Source is manifestly incorrect, the Exchange Rate will equal the arithmetic mean, as determined by the Calculation Agent, of the firm quotes of Exchange Rates for conversion of U.S. dollars into euros determined by at least five independent leading dealers, selected by the Calculation Agent (the “reference dealers”), in the underlying market for euro, taking into consideration the latest available quote for such Exchange Rate and any other information deemed relevant by such reference dealers; provided further that if (i) the difference between the highest and lowest Exchange Rates for conversion of U.S. dollars into euros determined by the reference dealers on such date pursuant to the previous clause of this sentence is greater than 1% or (ii) the Calculation Agent is unable to obtain five such quotes from the reference dealers on such date for any reason, the Exchange Rate shall be determined by the Calculation Agent in good faith on such day taking into account any information deemed relevant by the Calculation Agent;

Quotations of MS & Co. or the Calculation Agent or any of their affiliates may be included in the calculation of the mean described above, but only to the extent that any such bid is the highest of the quotes obtained.

If the euro is lawfully eliminated, converted, redenominated or exchanged by the European Union after the Trade Date and prior to the Determination Date, the Calculation Agent, in its sole discretion, will determine the Final Exchange Rate, or make such adjustment to the Initial Exchange Rate, on the Determination Date, in accordance with legal requirements and market practice.

Reference Source: The Exchange Rate will be determined by reference to the rate for settlement in two business days published by WM Company that appears on Reuters Page “WMRSPOT05” under the caption “MID” at approximately 4:00 p.m., London time (or any successor service or page).

Currency Return: The quotient of (i) the Initial Exchange Rate minus the Final Exchange Rate divided by (ii) the Initial Exchange Rate, expressed as a percentage.

Upside Participation Rate (to be set on the Trade Date): expected to be between 125.00% and 140.00%

Trade Date: May , 2016

Original Issue Date (Settlement Date) (to be set on the Trade Date): May , 2016 (5 Business Days after the Trade Date)

Determination Date (to be set on the Trade Date): Expected to be between June , 2017 and August , 2017.

Stated Maturity Date (to be set on the Trade Date): Expected to be between June , 2017 and August , 2017 (3 Business Days after the Determination Date). The Stated Maturity Date is a pricing term and will be determined by us on the Trade Date.

No interest: The notes will not pay interest.

No listing: The notes will not be listed on any securities exchange.

No redemption: The notes will not be subject to any redemption right.

Business Day: As described under “Description of PLUS—Some Definitions—business day” on page S-34 of the accompanying prospectus supplement

Currency Business Day: As described under “Description of PLUS—Some Definitions—currency business day” on page S-34 of the accompanying prospectus supplement.

Use of proceeds and hedging: The proceeds we receive from the sale of the notes will be used for general corporate purposes. We will receive, in aggregate, $1,000 per note issued. The costs of the notes borne by you and described on page 2 comprise the cost of issuing, structuring and hedging the notes.

On or prior to the Trade Date, we will hedge our anticipated exposure in connection with the notes, by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to take positions in forwards, futures and options contracts on the euro and U.S. dollar or positions in any other available currencies or instruments that we may wish to use in connection with such hedging. Such purchase activity could affect the value of the U.S. dollar relative to the euro on the Trade Date, and, therefore, could affect the value relative to the euro that the U.S. dollar must attain on the Determination Date so that investors do not suffer a loss on their initial investment in the notes. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the term of the notes by purchasing and selling the U.S. dollar or euro or forwards or options contracts on the U.S. dollar and euro or positions in any other available currencies or instruments that we may wish to use in connection with such hedging activities. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. We cannot give any assurance that our hedging activities will not affect the Exchange Rate and, therefore, adversely affect the value of the notes or the payment you will receive at maturity, if any.

Benefit Plan Investor Considerations: Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between Plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the notes are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the Issuer of the notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the notes.

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i)	the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us or our affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder’s investment in the notes, or (C) the exercise of or failure to exercise any rights we have under or with respect to the notes;

(ii)	we and our affiliates have acted and will act solely for our own account in connection with (A) all transactions relating to the notes and (B) all hedging transactions in connection with our obligations under the notes;

(iii)	any and all assets and positions relating to hedging transactions by us or our affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;

(iv)	our interests are adverse to the interests of the purchaser or holder; and

(v)	neither we nor any of our affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we or any of our affiliates may provide is not intended to be impartial investment advice.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the notes by the account, plan or annuity.

Additional considerations: Client accounts over which Morgan Stanley, Morgan Stanley Wealth Management or any of their respective subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly.

Supplemental information regarding plan of distribution; conflicts of interest: Morgan Stanley expects to agree to sell to MS & Co., and MS & Co. expects to agree to purchase from Morgan Stanley, the aggregate Face Amount of the offered notes specified on the front cover of this pricing supplement. MS & Co. proposes initially to offer the notes to an unaffiliated securities dealer at the price to public set forth on the cover page of this pricing supplement less a concession not in excess of 0.93% of the Face Amount. The price to public for notes purchased by certain fee-based advisory accounts will be 99.07% of the Face Amount of the notes, which will reduce the agent’s commission specified on the cover of this pricing supplement with respect to such notes to 0.00%. MS & Co., the agent for this offering, is our affiliate. Because MS & Co. is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the underwriting arrangements for this offering must comply with the requirements of FINRA Rule 5121 regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, MS & Co. may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

MS & Co. is our wholly owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the notes. When MS & Co. prices this offering of notes, it will determine the economic terms of the notes, including the Upside Participation Rate, such that for each note the estimated value on the Trade Date will be no lower than the minimum level described in “Estimated Value” on page 2.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account. See “Plan of Distribution (Conflicts of Interest)” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement.

Settlement: We expect to deliver the notes against payment for the notes on the Original Issue Date, which will be the fifth scheduled Business Day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to a trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than three Business Days after the Trade Date, purchasers who wish to transact in the notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Trustee: The Bank of New York Mellon

Calculation Agent: Morgan Stanley Capital Services LLC (“MSCS”) and its successors

CUSIP no.: 61760QJQ8

ISIN: US61760QJQ82

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical Currency Returns on the Determination Date could have on the Cash Settlement Amount.

Any rate of return you may earn on an investment in the notes may be lower than that which you could earn on a comparable investment directly in the Exchange Rate.

The examples below are based on a range of Final Exchange Rates that are entirely hypothetical; no one can predict what the Exchange Rate will be on any day during the term of the notes, and no one can predict what the Exchange Rate will be on the Determination Date. The Exchange Rate has at times experienced periods of high volatility — meaning that the Exchange Rate has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the Trade Date at the Face Amount and held to the Stated Maturity Date. The value of the notes at any time after the Trade Date will vary based on many economic and market factors, including interest rates, the volatility of the Exchange Rate, our creditworthiness and changes in market conditions, and cannot be predicted with accuracy. Any sale prior to the Stated Maturity Date could result in a substantial loss to you.

Key Terms and Assumptions
Face Amount:	$1,000
Upside Participation Rate:	132.50% (the midpoint of the expected range set forth on the cover of this pricing supplement)
Hypothetical Initial Exchange Rate:	1.10
Minimum Cash Settlement Amount:	None
• Notes purchased on the Original Issue Date at the Face Amount and held to the Stated Maturity Date.

Moreover, we have not yet set the Initial Exchange Rate that will serve as the baseline for determining the Currency Return and the amount that we will pay on the notes, if any, at maturity. We will not do so until the Trade Date. As a result, the actual Initial Exchange Rate may differ substantially from the level of the Exchange Rate at any time prior to the Trade Date.

For these reasons, the actual performance of the Exchange Rate over the term of the notes, as well as the Cash Settlement Amount, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Exchange Rate shown elsewhere in this document. For information about the historical levels of the Exchange Rate during recent periods, see “The Exchange Rate” below.

The levels in the left column of the table below represent hypothetical Final Exchange Rates assuming a hypothetical Initial Exchange Rate of 1.10 (i.e., 1.10 U.S. dollars are needed to buy one euro). The actual Initial Exchange Rate will be determined on the Trade Date and may differ substantially from the hypothetical Initial Exchange Rate of 1.10. The levels in the middle column of the table below represent hypothetical Currency Returns. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Currency Return, and are expressed as percentages of the Face Amount of a note (rounded to the nearest one-thousandth of one percent). Thus, a hypothetical Cash Settlement Amount of 100% means that the value of the cash payment that we would deliver for each $1,000 Face Amount of notes on the Stated Maturity Date would equal 100% of the Face Amount of notes, based on the corresponding hypothetical Currency Return and the assumptions noted above. The numbers appearing in the table and chart below may have been rounded for ease of analysis.

The Final Exchange Rate will be determined on the Determination Date. The Currency Return will be equal to the quotient of (1) the Initial Exchange Rate minus the Final Exchange Rate divided by (2) the Initial Exchange Rate, expressed as a positive or negative percentage.

Hypothetical Final Exchange Rate (Expressed as Number of U.S. Dollars Per One Euro)	Hypothetical Currency Return	Hypothetical Cash Settlement Aont (as Percentage of Face Amount)
0.55000	50.000%	166.250%
0.82500	25.000%	133.125%
0.93500	15.000%	119.875%
0.99000	10.000%	113.250%
1.04500	5.000%	106.625%
1.10000	0.000%	100.000%
1.10001	-0.001%	99.999%
1.15500	-5.000%	95.000%
1.21000	-10.000%	90.000%
1.32000	-20.000%	80.000%
1.37500	-25.000%	75.000%
1.65000	-50.000%	50.000%
1.92500	-75.000%	25.000%
2.20000	-100.000%	0.000%

If, for example, the Currency Return were determined to be -75.000%, the Cash Settlement Amount would be 25.000% of the Face Amount of notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the Face Amount and held them to the Stated Maturity Date, you would lose 75.000% of your investment. If you purchased your notes at a premium to the Face Amount, you would lose a correspondingly higher percentage of your investment.

If the Currency Return were determined to be 25.000%, the Cash Settlement Amount would be 133.125% of each $1,000 Face Amount of notes, as shown in the table above.

Payoff Diagram

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amount (expressed as a percentage of the Face Amount of notes), if the Currency Return were any of the hypothetical amounts shown on the horizontal axis. The chart shows that any hypothetical Currency Return of less than 0% (the section to the left of the 0% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100% of the Face Amount of notes (the section below the 100 % marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.

Hypothetical Payoff Diagram

RISK FACTORS

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled “Risk Factors” in the accompanying prospectus supplement and prospectus. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

The Notes Do Not Pay Interest Or Guarantee The Return Of Any Of Your Principal

The terms of the notes differ from those of ordinary debt securities in that the notes do not pay interest and do not guarantee any return of principal at maturity. If the Currency Return is less than 0%, you will receive for each note that you hold a Cash Settlement Amount that is less than the Face Amount of each note by an amount proportionate to the full negative Currency Return, calculated as described herein. As there is no minimum Cash Settlement Amount on the notes, you could lose your entire initial investment.

Also, the market price of your notes prior to the Stated Maturity Date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the Stated Maturity Date, you may receive significantly less than the amount of your investment in the notes.

The Notes Are Subject To Currency Exchange Risk

As more fully described below, fluctuations in the Exchange Rate between the U.S. dollar and the euro will affect the value of the notes. The Exchange Rate between the U.S. dollar and the euro is volatile and is the result of numerous factors specific to the United States and the Eurozone, including the supply of, and the demand for, the euro, as well as government policy, intervention or actions, but is also influenced significantly from time to time by political or economic developments, and by macroeconomic factors and speculative actions related to different regions. Changes in the Exchange Rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the United States and the Eurozone, including economic and political developments in other countries. Of particular importance to potential currency exchange risk are: (i) existing and expected rates of inflation; (ii) existing and expected interest rate levels; (iii) the balance of payments; and (iv) the extent of governmental surpluses or deficits in the United States and the Eurozone. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of the United States, the European Union and other countries important to international trade and finance. The weakening of the U.S. dollar relative to the euro will have a material adverse effect on the value of the notes and the return on an investment in the notes.

Government Intervention In The Currency Markets Could Materially And Adversely Affect The Value Of The Notes

Specific currencies’ exchange rates can be highly volatile and are affected by numerous factors specific to each foreign country. Foreign currency exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government, or left to float freely. Governments, including those of the United States and the European Union, may use a variety of techniques, such as intervention by their central bank or the imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their liquidity, trading value and amount payable could be affected by the actions of sovereign governments that could change or interfere with previously freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no offsetting adjustment or change made during the term of the notes in the event that the floating Exchange Rate between the U.S. dollar and the euro should become fixed. Nor will there be any offsetting adjustment or change in the event of any other devaluation or revaluation or imposition of exchange or other regulatory controls or taxes or in the event of other developments affecting the euro, or any other currency. Therefore, any significant changes or governmental actions with respect to the U.S. dollar, the euro or any other currency that result in the weakening of the U.S. dollar relative to the euro may have a material adverse effect on the value of the notes and the return on an investment in the notes.

In addition, if the euro is lawfully eliminated, converted, redenominated or exchanged by the European Union during the term of the notes, the Calculation Agent, in its sole discretion, will determine the Exchange Rate for the euro (or make such adjustment to the Exchange Rate, as required) on the Determination Date and this determination may adversely affect the payment on the notes.

Even Though Currencies Trade Around The Clock, The Notes Will Not

The interbank market in foreign currencies is a global, around-the-clock market. Therefore, the hours of trading for the notes, if any trading market develops, will not conform to the hours during which the U.S. dollar and the euro are traded. Significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. The possibility of these movements should be taken into account in relating the value of the notes to those in the underlying foreign exchange markets. There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe for this information, but this information will not necessarily be reflected in the Exchange Rate between the U.S. dollar and the euro used to calculate the currency performance. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

Suspension Or Disruptions Of Market Trading In The Euro May Adversely Affect The Value Of The Notes

The currency markets are subject to temporary distortions or other disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets, and the participation of speculators. These circumstances could adversely affect the exchange rate of between the U.S. dollar and the euro and, therefore, the value of the notes.

If The Euro Ceases To Exist, The Calculation Agent Will Determine The Currency Return

In light of recent events affecting European economies, including the sovereign debt crises in Greece, Italy and other countries included in the euro area, it is not certain that the euro will continue to exist on the Determination Date.  In the event that the euro is lawfully eliminated or converted into or exchanged for one or more other currencies, the Calculation Agent, which is an affiliate of ours, will determine the Exchange Rate and Currency Return (or make an adjustment to the Initial Exchange Rate), in its sole discretion.  Although the Calculation Agent will act in good faith and use its reasonable judgment in making this determination, it may have a conflict of interest in doing so and it will have no obligation to make the determination in the manner that is most, or at all, advantageous to holders of the notes.  If the euro ceases to exist and the Calculation Agent is required to make this determination, the amount payable on the notes may be adversely affected.

The Currency Return Formula Will Diminish Any Appreciation And Magnify Any Depreciation Of The U.S. Dollar Relative To The Euro

The Currency Return will be calculated by subtracting the Final Exchange Rate from the Initial Exchange Rate and dividing the result by the Initial Exchange Rate and expressing the result as a percentage. Because the Currency Return is calculated by dividing by the Initial Exchange Rate, rather than by the Final Exchange Rate, the effect on the Currency Return of any appreciation of the U.S. dollar relative to the euro will be diminished, while the effect on the Currency Return of any depreciation of the U.S. dollar relative to the euro will be magnified.  For example, assuming a hypothetical Initial Exchange Rate of 1.10, if the Final Exchange Rate were 0.88 (meaning that the U.S. dollar has appreciated relative to the euro such that it takes fewer dollars to purchase one euro), the Currency Return, calculated as set forth herein, would be equal to 20%, whereas it would be 25% if it were instead calculated using a formula that divides by the Final Exchange Rate.  Additionally, if the Final Exchange Rate were 1.32 (meaning that the U.S. dollar has depreciated relative to the euro such that it takes more dollars to purchase one euro), the Currency Return, calculated as set forth herein, would be equal to -20%, whereas it would be approximately -16.67% if it were instead calculated using a formula that divides by the Final Exchange Rate.

The Stated Maturity Date Of The Notes Is A Pricing Term And Will Be Determined By Morgan Stanley On The Trade Date

We will not fix the Stated Maturity Date until the Trade Date, and so you will not know the exact term or the Determination Date of the notes at the time that you make your investment decision. The term could be as short as approximately 1 year and 1 month, and as long as approximately 1 year and 3 months. You should be willing to hold your Notes for up to approximately 1 year and 3 months, and the Stated Maturity Date selected by us could have an impact on the value of the notes. In addition, the Final Exchange Rate may be lower on the actual Determination Date and the Cash Settlement Amount may be lower than if the Determination Date and Stated Maturity Date had been set differently in the two-month range.

Due To The Currency Return Formula, The Cash Settlement Amount For The Notes Is Limited

Due to the Currency Return formula, the Cash Settlement Amount cannot be greater than between $2,250 and $2,400 (to be set on the Trade Date) for each $1,000 Face Amount of your notes, as the Currency Return can never exceed 100%.

If You Purchase Your Notes At A Premium To The Face Amount, The Return On Your Investment Will Be Lower Than The Return On Notes Purchased At The Face Amount, And The Impact Of Certain Key Terms Of The Notes Will Be Negatively Affected

The Cash Settlement Amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the Face Amount of notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at the Face Amount. If you purchase your notes at a premium to the Face Amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at the Face Amount or at a discount to the Face Amount.

The Market Price Will Be Influenced By Many Unpredictable Factors

Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including: the level of the Exchange Rate, volatility (frequency and magnitude of changes in value) of the Exchange Rate, interest and yield rates in the U.S. and in the Eurozone, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the U.S. dollar, the euro or currency markets generally and which may affect the Final Exchange Rate and any actual or anticipated changes in our credit ratings or credit spreads. The level of the Exchange Rate may be, and has been, volatile, and we can give you no assurance that the volatility will lessen. See “Historical Exchange Rates” below. You may receive less, and possibly significantly less, than the Face Amount per note if you try to sell your notes prior to maturity.

The Notes Are Subject To The Credit Risk Of Morgan Stanley, And Any Actual Or Anticipated Changes To Its Credit Ratings Or Credit Spreads May Adversely Affect The Market Value Of The Notes

You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness. Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

The Amount Payable On The Notes Is Not Linked To The Level Of The Exchange Rate At Any Time Other Than The Determination Date

The amount payable on the notes at maturity will be based on the Final Exchange Rate. Even if the U.S. dollar appreciates relative to the euro (i.e., the Exchange Rate decreases) prior to the Determination Date but then depreciates (i.e., the Exchange Rate increases) by the Determination Date, the Cash Settlement Amount will be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the performance of the U.S. dollar relative to the euro prior to such depreciation.

Although the actual Exchange Rate on the Stated Maturity Date or at other times during the term of the notes may be lower than the the Final Exchange Rate, the payout on the notes will be based solely on the Exchange Rate on the Determination Date.

Investing In The Notes Is Not Equivalent To Investing In U.S. Dollar Relative To The Euro

Investing in the notes is not equivalent to investing directly in the U.S. dollar relative to the euro. You may receive a lower payment at maturity than you would have received if you had invested directly in the U.S. dollar relative to the euro. The Currency Return is dependent solely on the formula stated above and not on any other formula that could be used for calculating currency returns.

The Rate We Are Willing To Pay For Securities Of This Type, Maturity And Issuance Size Is Likely To Be Lower Than The Rate Implied By Our Secondary Market Credit Spreads And Advantageous To Us. Both The Lower Rate And The Inclusion Of Costs Associated With Issuing, Selling, Structuring And Hedging The Notes In The Original Issue Price Reduce The Economic Terms Of The Notes, Cause The Estimated Value Of The Notes To Be Less Than The Original Issue Price And Will Adversely Affect Secondary Market Prices

Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the notes in secondary market transactions will likely be significantly lower than the Original Issue Price, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the Original Issue Price and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the notes in the Original Issue Price and the lower rate we are willing to pay as issuer make the economic terms of the notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the notes are not fully deducted upon issuance, for a period of up to 6 months following the issue date, to the extent that MS & Co. may buy or sell the notes in the secondary market, absent changes in market conditions, including those related to the Exchange Rate, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

The Estimated Value Of The Notes Is Determined By Reference To Our Pricing And Valuation Models, Which May Differ From Those Of Other Dealers And Is Not A Maximum Or Minimum Secondary Market Price

These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the notes than those generated by others, including other dealers in the market, if they attempted to value the notes. In addition, the estimated value on the Trade Date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your notes in the secondary market (if any exists) at any time. The value of your notes at any time after the date hereof will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions. See also “The Market Price Will Be Influenced By Many Unpredictable Factors” above.

The Notes Will Not Be Listed On Any Securities Exchange And Secondary Trading May Be Limited

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. MS & Co. may, but is not obligated to, make a market in the notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Since other broker-dealers may not participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact. If, at any time, MS & Co. were to cease making a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is A Subsidiary Of The Issuer, Will Make Determinations With Respect To The Notes

As Calculation Agent, MSCS will determine the Initial Exchange Rate, the Final Exchange Rates and the Currency Return, and will calculate the Cash Settlement Amount. Any of these determinations made by MSCS, in its capacity as the Calculation Agent, including with respect to the determination of the Exchange Rate in the event of an elimination of, or a discontinuance of, reporting of the Exchange Rate, may adversely affect the payout to you.

Hedging And Trading Activity By Our Subsidiaries Could Potentially Adversely Affect The Value Of The Notes

One or more of our subsidiaries and/or third-party dealers expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the U.S. dollar and/or the euro), including trading in futures, forwards and/or options contracts on the euro; as well as in other instruments related to the U.S. dollar and/or euro. As a result, these entities may be unwinding or adjusting hedge positions during the term of the notes, and the hedging strategy may involve greater and more frequent dynamic adjustments to the hedge as the Determination Date approaches. Some of our subsidiaries also trade the euro and other financial instruments related to the euro on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities on or prior to the Trade Date could increase the value of the U.S. dollar relative to the euro on the Trade Date and, as a result, could increase the value relative to the euro that the U.S. dollar must attain on the Determination Date so that you do not suffer a loss on your initial investment in the notes. Additionally, such hedging or trading activities during the term of the notes could potentially affect the Exchange Rate on the Determination Date and the Cash Settlement Amount you will receive at maturity, if any. Furthermore, if the dealer from which you purchase notes is to conduct trading and hedging activities for us in connection with the notes, that dealer may profit in connection with such trading and hedging activities, and such profit, if any, will be in addition to the compensation that the dealer receives for the sale of the notes to you. You should be aware that the potential to earn a profit in connection with hedging activities may create a further incentive for the dealer to sell the notes to you, in addition to the compensation they would receive for the sale of the notes.

We May Sell An Additional Aggregate Face Amount Of Notes At A Different Issue Price

At our sole option, we may decide to sell an additional aggregate Face Amount of notes subsequent to the date hereof. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this document.

Past Performance is No Guide to Future Performance

The actual performance of the Exchange Rate over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical Exchange Rates or to the hypothetical return examples set forth herein. We cannot predict the future performance of the Exchange Rate.

The U.S. Federal Income Tax Consequences Of An Investment In The Notes Are Uncertain

Please read the discussion under “―Additional provisions―Tax considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections. For example, under one possible treatment, the IRS could seek to recharacterize the notes as contingent payment debt instruments. In that event, U.S. Holders would be required to accrue into income original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. In addition, in 2007, the IRS issued a revenue ruling holding that a financial instrument, which is issued and redeemed for U.S. dollars, but provides a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency. While the notes are distinguishable in meaningful respects from the instrument described in the revenue ruling, future guidance that extends the scope of the revenue ruling could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. As discussed under “United States Federal Taxation—FATCA Legislation” in the accompanying prospectus supplement, the withholding rules commonly referred to as “FATCA” would apply to the notes if the notes were recharacterized as debt instruments. We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.

Alternatively, the IRS could assert that a note constitutes a “Section 1256 contract” that is subject to the “mark-to-market” rule under Section 1256 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case a U.S. Holder would recognize gain or loss in each year as if the note, or portion thereof, were sold for its fair market value on the last business day of the year.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the potential application of Section 1256 of the Code, the issues presented by this notice and revenue ruling, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

HISTORICAL EXCHANGE RATES

We have derived all information regarding the Exchange Rate contained in this pricing supplement from publicly available information, without independent verification.

The Exchange Rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the Exchange Rate during any period shown below is not an indication that the Exchange Rate is more or less likely to increase or decrease at any time during the life of your notes. You should not take the historical Exchange Rates as an indication of future performance. We cannot give you any assurance that the future performance of the Exchange Rate will not result in a loss of some or all of your investment in the notes.

The actual performance of the Exchange Rate over the term of the notes, as well as the Cash Settlement Amount at maturity, may bear little relation to the historical Exchange Rates shown below.

The following table sets forth the published high, low and end of quarter daily Exchange Rates for each of the four calendar quarters in, 2013, 2014, 2015 and the first two calendar quarters in 2016 (through April 28, 2016). The following graph sets forth the daily exchange rate of the U.S. dollar relative to the euro during the same period. As set forth in the table and graph below, a decrease in the Exchange Rate for a given period indicates a positive Currency Return, while an increase in the Exchange Rate indicates a negative Currency Return. We obtained the information in the table and graph below from Bloomberg Financial Markets (“Bloomberg”) without independent verification. We will not use Bloomberg to determine the applicable Exchange Rates. The historical Exchange Rates set forth below should not be taken as an indication of future performance. We cannot give you any assurance that the Cash Settlement Amount at maturity will not result in a loss of some or all of your investment in the notes.

Quarterly High, Low and Period End Exchange Rates of U.S. Dollar versus Euro

(expressed as the number of U.S. dollars needed to buy one euro)

	High	Low	Period End
2013
First Quarter	1.3640	1.2853	1.2819
Second Quarter	1.3392	1.2820	1.3010
Third Quarter	1.3530	1.2781	1.3527
Fourth Quarter	1.3802	1.3367	1.3743
2014
First Quarter	1.3934	1.3486	1.3769
Second Quarter	1.3928	1.3532	1.3692
Third Quarter	1.3679	1.2684	1.2631
Fourth Quarter	1.2838	1.2623	1.2098
2015
First Quarter	1.2104	1.0496	1.0731
Second Quarter	1.1451	1.0567	1.1147
Third Quarter	1.1619	1.0825	1.1177
Fourth Quarter	1.1474	1.0565	1.0862
2016
First Quarter	1.1338	1.0748	1.1380
Second Quarter (through April 28, 2016)	1.1352	1.1222	1.1352

TAX CONSIDERATIONS

Although there is uncertainty regarding the U.S. federal income tax consequences of an investment in the notes due to the lack of governing authority, we intend to treat each note as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. In the opinion of our counsel, Davis Polk & Wardwell LLP, this treatment of the notes is reasonable under current law; however, our counsel has advised us that it is unable to conclude affirmatively that this treatment is more likely than not to be upheld, and that alternative treatments are possible.

Assuming this treatment of the notes is respected and subject to the discussion in “United States Federal Taxation” in the accompanying prospectus supplement, the following U.S. federal income tax consequences should result based on current law:

•	A U.S. Holder should not be required to recognize taxable income over the term of the notes prior to settlement, other than pursuant to a sale or exchange.

•	Upon sale, exchange or settlement of the notes, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes. Because the payment on the notes is linked to a foreign currency, it is likely that the notes will be subject to Section 988 of the Code. In that case, any gain or loss generally will be treated as ordinary income or loss. While a taxpayer may elect to treat gain or loss on certain forward contracts, futures contracts and option contracts linked to one or more foreign currencies as capital gain or loss, it is unclear whether the election is available for the notes.

Because the notes are linked to a single foreign currency in which positions are traded through regulated futures contracts, there is a possibility that an investment in the notes will constitute a “Section 1256 contract.” U.S. Holders should read the section entitled “United States Federal Taxation―Tax Consequences to U.S. Holders―Possible Application of Section 1256 of the Code” in the accompanying prospectus supplement.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” rule, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

In 2007, the IRS also issued a revenue ruling holding that a financial instrument, which is issued and redeemed for U.S. dollars but provides a return determined by reference to a foreign currency and related market interest rates, is a debt instrument denominated in the foreign currency. While the notes are distinguishable in meaningful respects from the instrument described in the revenue ruling, future guidance that extends the scope of the revenue ruling could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Risk Factors” in this document and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including the potential application of Section 1256 of the Code and other possible alternative treatments, the issues presented by the aforementioned notice and revenue ruling, and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

The discussion in the preceding paragraphs under “Tax considerations” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying prospectus supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the notes.

CONTACT

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

WHERE YOU CAN FIND MORE INFORMATION

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by the prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Morgan Stanley will arrange to send you the prospectus supplement and prospectus if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov.as follows:

Prospectus Supplement dated November 19, 2014

Prospectus dated February 16, 2016

Terms used but not defined in this document are defined in the prospectus supplement or in the prospectus. As used in this document, the “Company,” “we,” “us” and “our” refer to Morgan Stanley.